U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 29, 2023

VIA EDGAR TRANSMISSION

Emily Rowland
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Greenspring Mid Cap Fund (S000080740)

Dear Ms. Rowland:

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2023 regarding the Trust’s Post-Effective Amendment No. 15 (“PEA No. 15”) to its registration statement, filed on behalf of its series, Cromwell Greenspring Mid Cap Fund, (the “Fund”). The Trust’s registration statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on April 13, 2023 for the purpose of registering the Fund as a new series of the Trust. The Trust will delay effectiveness of PEA No. 15 so that it will become effective simultaneously with the proposed reorganization of the Greenspring Fund, Inc. (“Target Fund”) into the Fund (the “Reorganization”). Subject to obtaining shareholder approval, the Reorganization is anticipated to take effect mid-August 2023. The Trust plans to file another post-effective amendment to its registration statement reflecting the revisions discussed herein in response to your comments and also to complete any other outstanding information around the time of the Reorganization. The Trust will also file all outstanding exhibits to the registration statement prior to the Fund commencing operations.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: For future filings, please be sure to remove irrelevant dates from the facing sheet.

Response: The Trust undertakes to remove any irrelevant dates from the facing sheets of future filings.

2.Staff Comment: Please remember to reflect the ticker symbol for each class in EDGAR.

Response: The Trust undertakes to include the ticker symbols for both the Investor Class Shares and Institutional Class shares in the next filing submitted after the tickers become available. The Trust notes that the EDGAR system does not permit the ability to assign a ticker symbol simultaneously with registering a new class. Additionally, the EDGAR system does not permit a ticker symbol to be duplicated. Currently, the intended ticker symbol for the Institutional Class shares (GRSPX) is being utilized by the predecessor Greenspring Fund, Inc. (CIK 0000711322, S000005877) (the “Target Fund”). Upon consummation of the Reorganization, when the Trust will file the definitive forms of prospectus and Statement of Additional Information (“SAI”) pursuant to either Rule 485(b), the Trust will include the tickers on EDGAR.

Portfolio Turnover

3.Staff Comment: If the Fund’s portfolio will undergo significant repositioning due to the change in investment strategy after the Reorganization, please state this fact in the investment strategies and include corresponding principal risk disclosure in Item 4 and 9 of the prospectus, respectively. Additionally, please note the anticipated variation in portfolio turnover in the SAI.

Response: The Trust responds supplementally by explaining that it does not expect to undergo significant repositioning due to the change in investment strategy after the Reorganization. The Trust notes that as of May 31, 2023, approximately 8% of the Target Fund’s portfolio was comprised of relatively short-duration fixed income securities, which the Fund may sell or retain prior to, or following the Reorganization. Approximately 90% of the Target Fund’s portfolio consisted of equity securities and 70% of the portfolio met the Sub-Adviser’s definition of mid-cap equity securities. New purchases, under normal conditions and funded largely by redemptions and/or sales of the fixed income securities, will be made in securities of mid-cap equity securities to bring the total equity holdings of mid-cap securities to at least 80% over a reasonable period of time. Given the small percentage of fixed income securities and significant existing exposure to mid-cap equity securities, the Acquiring Fund does not anticipate the need to significantly reposition the portfolio to pursue the Fund’s new investment objective. Given the above, the Trust does not believe that changes to disclosure regarding the Fund’s portfolio rate are warranted.

Principal Investment Strategies

4.Staff Comment: On page 2 of the prospectus, under “Principal Investment Strategies,” the Staff notes that the 80% “names rule” sentence should be rephrased to conform more closely to Rule 35d-1 as follows:

Under normal circumstances, t~~T~~he Fund ~~typically~~ invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of mid-sized capitalization U.S. companies (“mid cap companies”) at time of purchase.

Response: The Trust has made the changes as suggested. See Appendix 1.

5.Staff Comment: On page 2, under “Principal Investment Strategies,” the Staff notes that the Fund will invest primarily in equity securities. Please enhance the disclosure to list the types of equity securities in which the Fund will invest.

Response: The Trust has added the following sentence to the disclosure: “The Fund’s equity securities investments may include common and preferred stocks of United States companies. (See Appendix 1.)

6.Staff Comment: The Staff observes that the Sub-Adviser considers mid cap companies to be those with market capitalization between $50 million and $55 billion. This range appears to be unusually broad and appears to cover more than mid cap companies. Please consider revising the range and/or providing the name(s) of an index or ratings organization that supports the use of the range provided.

Response: (See Appendix 1.) After consulting with the Sub-Adviser, the Trust has revised the definition of mid-cap companies as those companies “with market capitalizations similar to the market capitalizations of companies listed in the Russell Midcap® Index or the S&P MidCap 400® Index.”

7.Staff Comment: The Staff notes that the current Fund Fees and Expenses table includes an “Acquired Fund Fees & Expenses” line item. If the Fund intends to invest in other investment companies as a principal investment strategy, please include such disclosure in the Principal Investment Strategy” discussion. Additionally, please add corresponding risk disclosure, as applicable.

Response: The Trust responds by confirming that investing in other investment companies will not be a principal investment strategy of the Fund and therefore will leave the disclosure as is. The Trust notes that the SAI currently discusses investing in other investment companies, including exchange traded funds, as a non-principal strategy.

8.Staff Comment: In the fourth sentence of the “Principal Investment Strategies” paragraph, it states that, “The companies in which the Fund may invest are those the Sub-Adviser believes provide an attractive risk/reward value and are undervalued relative to historical valuations, the company’s peers, the securities market in general or its value as a private company.” [Emphasis added] Please explain supplementally what “private company” means in this sentence given that the strategy states the Fund will invest in U.S. publicly listed companies.

Response: The Trust responds by removing the referenced phrase. (See Appendix 1.)

9.Staff Comment: In the sixth sentence of the “Principal Investment Strategies” paragraph, it states that, “The Sub-Adviser considers several factors, including, but not limited to, a company’s market position, management quality, balance sheet strength, free cash flow generation, and secular or company-specific catalysts.” [Emphasis added] Please explain what “secular” means in this sentence.

Response: The Trust responds by revising the sentence by replacing “secular” with “industry.” (See Appendix 1.)

10.Staff Comment: Please disclose in both Item 4 and Item 9 sections how the Sub-Adviser decides when to sell securities out of the Fund.

Response: (See Appendix 1.) After consulting with the Sub-Adviser, the Trust has added the following disclosure: “The Sub-Adviser may sell a security for a variety of reasons, including, but not limited to, when the Sub-Advisor’s analysis indicates that (1) continued investment in the security no longer represents a favorable risk-reward relationship; (2) a new security is determined to have a more attractive valuation; (3) the current business, future outlook or management of a particular company’s security has deteriorated; or (4) general market conditions favor a sale.”

11.Staff Comment: Please consider deleting the last sentence beginning with “If the Fund cannot find securities that meet its investment criteria,...” as this appears to be temporary defensive measures disclosure and not a principal investment strategy.

Response: The Trust responds by removing the referenced sentence. (See Appendix 1.)

Principal Risks

12.Staff Comment: In the introductory paragraph, if the Fund intends to be sold through banks, per Form N-1A, state that an investment in the Fund is not a deposit of the bank and is not insured.

Response: The Trust responds by confirming that the Fund does not intend to be sold by a bank. Accordingly, the requested statement has not been added to the disclosure.

13.Staff Comment: In the Mid-Capitalization Risk disclosure, the last sentence states that, “Securities of smaller companies trade in smaller volumes...,” we believe this should reference mid-sized companies and volumes of trading.

Response: The Trust has revised the disclosure as shown below:

•Mid-Cap Securities Risk. Equity securities of mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than equity securities of larger companies. Because these businesses frequently rely on narrower product lines and niche markets, they can suffer isolated setbacks.

14.Staff Comment: With regard to the Recent Market Events Risk, please consider expanding the risk factors referenced in the disclosure to address other recent developments, such as the war in Ukraine and the rising inflation.

Response: The Trust has made the suggested changes as shown below.

•Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent months and years due to a number of economic, political and global macro factors including rising inflation, the possibility of a national or global recession, the war between Russia and Ukraine, and the impact of the ongoing coronavirus (COVID-19) global pandemic. Inflation and rapid fluctuations in inflation rates may have negative effects on the economies and securities markets of the United States and other countries. The full impact of the COVID-19 pandemic, and other epidemics and pandemics that may arise in the future, on national and global economies, individual companies and the financial markets continues to be unpredictable, may result in a high degree of uncertainty for potentially extended periods of time and may adversely affect the Fund’s performance.

15.Staff Comment: In connection with the Selection Risk, please consider enhancing the disclosure to include a more fulsome discussion about management risk.

Response: The Trust responds by replacing the respective Items 4 and 9 Selection Risk with a Management Risk: (See Appendix 1 and 2.)

Item 4: Management Risk. The investment strategies, practices and risk analysis used by the Sub-Adviser may not produce the desired results.

Item 9: Management Risk. The investment strategies, practices and risk analysis used by the Sub-Adviser may not produce the desired results. The ability of the Fund to meet its investment objective is directly related to the Sub-Adviser’s investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Sub-Adviser’s research, analysis and asset allocation among portfolio securities. If the Sub-Adviser’s investment strategies do not produce the expected results, your investment could be diminished or even lost.

Various techniques can be used to increase or decrease the Fund’s exposure to changing security prices, interest rates, currency exchange rates, commodity prices or other factors that affect security values. These techniques may involve derivative transactions such as buying and selling futures contracts and options on futures contracts, entering into foreign currency transactions (such as foreign currency forward contracts and options on foreign currencies) and purchasing put or call options on securities and securities indices.

These practices can be used in an attempt to adjust the risk and return characteristics of the Fund’s portfolio of investments. For example, to gain exposure to a particular market, the Fund may be able to purchase a futures contract with respect to that market. The use of such techniques in an attempt to reduce risk is known as “hedging.” If the Sub-Adviser judges market conditions incorrectly or employs a strategy that does not correlate well with the Fund’s investments, these techniques could result in a loss, which in some cases may be unlimited, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the Fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.

16.Staff Comment: Please consider deleting the Micro- and Small-Capitalization Risk as there does not appear to be correlating investment strategy. The Staff notes, however, that the current cap size range could be argued to include micro- or small-capitalization securities, so please clarify as needed.

Response: The Trust responds by removing the referenced risk disclosure. (See Appendix 1.)

17.Staff Comment: The Staff notes that disclosure for Preferred Stock Risk is included in Principal Risks, however there is no corresponding reference to such investments in the Principal Investment Strategies. If the Fund intends to invest in preferred stocks, please update the investment strategy as applicable.

Response: As stated above in response to Staff Comment 5, the Trust has added the following sentence to the disclosure: “The Fund’s equity securities investments may include common and preferred stocks of United States companies.”

Performance

18.Staff Comment: In the second paragraph of “Performance,” please disclose that the Predecessor Fund did not have an Investor Class and that the performance shown is that of the Institutional Class adjusted to reflect the expenses of the Investor Class. In the same paragraph, please consider adding disclosure that given the Investor Class has higher total fund expenses, the Investor Class performance will be lower than that of the Institutional Class.

Response: The Trust responds by adding the requested disclosure as shown below:

The Predecessor Fund did not offer Investor Class shares. Returns of the Investor Class shares shown in the table prior to the Reorganization reflect the returns of the Institutional Class shares, adjusted to reflect the expenses of the Investor Class. The performance returns for the Investor Class will be lower than those of the Institutional Class due to the higher expenses.

19.Staff Comment: In the paragraph below the Average Annual Total Returns table, please consider adding disclosure that the after-tax returns are shown only for the Institutional Class shares and the after-tax returns for the Investor Class will differ from those of the Institutional Class.

Response: The Trust responds by adding the requested disclosure as shown below:

After-tax returns are shown only for the Institutional Class shares. After-tax returns for the Investor Class will vary from those of the Institutional Class due to the higher expenses.

Item 9

20.Staff Comment: Please make the corresponding edits from Item 4 to Item 9, as applicable.

Response: The Trust confirms that it has made corresponding edits to Item 9 as applicable from the edits made to Item 4. (See Appendix 2.)

21.Staff Comment: Under the “Investment Objectives” section, please state that the investment objective may be changed without shareholder approval upon at least 60 days’ prior written notice to shareholders.

Response: The Trust responds by adding the requested disclosure as shown below:

The Fund’s investment objective may be changed without the approval of the Fund’s shareholders upon 60 days’ written notice to shareholders.

22.Staff Comment: According to Form N-1A, the disclosure provided in response to Item 4(a) should be a summary of the disclosure provided in response to Item 9(b). Item 9 disclosure cross-references Item 4, which suggests that the Fund has not provided a summary in response to Item 4. Please revise as appropriate to follow the layered disclosure regime contemplated by Form N-1A.

Response: The Trust responds by enhancing Item 9 disclosure such that the Item 4 disclosure is a summary of the Item 9 disclosure in the spirit of Form N-1A. (See Appendices 1 and 2.)

23.Staff Comment: Under the “Principal Investment Strategies” section, please state that the names rule policy may not be changed without at least 60 day prior written notice to shareholders.

Response: The Trust responds by adding the requested disclosure as shown below:

This 80% investment policy may be changed upon at least 60 days’ prior written notice to shareholders.

24.Staff Comment: With respect to the first sentence of the “Temporary Defensive Positions” section (see excerpt below), please explain supplementally how likely it would be for the Fund not to be able to find appropriate securities given its principal strategy of investing in domestic mid cap companies.

“If the Fund cannot find securities that meet its investment criteria, or for cash management purposes, it may invest in high quality, short-term fixed income instruments, including money market funds, which may reduce downside volatility during periods of market weakness, but may cause the Fund to not achieve its investment objectives.” [Emphasis added]

Response: (See Appendix 2.)The Trust responds by deleting the referenced phrase and revising the paragraph in its entirety as shown below:

Temporary Strategies; Cash or Similar Investments. For temporary defensive purposes, in response to adverse market, economic, political, or other conditions, up to 100% of the Fund’s total assets may be invested in high-quality, short-term debt securities and money market instruments. For longer periods of time, the Fund may hold a substantial cash position. These short-term debt securities and money market instruments include shares of corporate and government money market mutual funds and U.S. Government securities. Taking a temporary defensive position in cash or holding a large cash position for an extended period of time may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.

25.Staff Comment: Under the “Principal Risks” section, please consider deleting the sentence that reads “Information about the Fund’s objective, principal investment strategies, investment practices and principal risks appears at the beginning of this Prospectus.”

Response: (See Appendix 2.) The Trust responds by removing the sentence as requested.

26.Staff Comment: Under the “Principal Risks” section, please consider deleting the sentence that reads “The information below describes in greater detail the other risks pertinent to the Fund.” as the disclosure provided is considered principal.

Response: (See Appendix 2.) The Trust responds by removing the sentence as requested.

27.Staff Comment: Please provide more detail for each of the risks listed in the “Principal Risks” section.

Response: (See Appendix 2.) The Trust has enhanced the risk disclosure in Item 9 as requested.

Management of the Fund

28.Staff Comment: Under the section titled “The Adviser,” please state the aggregate amount paid to the Adviser for the most recent fiscal year end.

Response: The Trust responds by adding the requested disclosure as follows:

“For the fiscal year ended December 31, 2022, the Fund paid management fees of 0.75% of the Fund’s average daily net assets to the Fund’s Sub-Adviser.”

29.Staff Comment: In the fifth paragraph under “Management of the Fund - The Adviser” section, consider deleting the word “first” from the sentence.

Response: The Trust responds by deleting the word “first” as shown below:

Discussions regarding the basis of the Board’s approval of the Investment Advisory and Sub-Advisory Agreements for the Fund will be available in the Fund’s ~~first~~ annual report to shareholders for the period ending December 31, 2023.

30.Staff Comment: Under the Manager-of-Managers Arrangement section, the Staff notes that the section reads as though a separate order was created just for the Fund versus for all funds managed by the Adviser. Please consider revising or clarifying the disclosure so that it is clear that the order applies to all funds managed by the Adviser.

Response: The Trust responds by noting that the Prospectus is for one fund in the fund family. When it is time for the Fund’s disclosure to be included into a prospectus with the other Cromwell Funds,

the disclosure will appear to be more comprehensive. That said, as the Order has been obtained since filing PEA No. 15, the Trust has updated the disclosure as shown below:

The Fund and the Adviser have obtained an exemptive order from the SEC that permits the Adviser, subject to Board approval, to select certain sub-advisers and enter into or amend sub-advisory agreements with them, without obtaining shareholder approval. The SEC order extends to sub-advisers that are not otherwise affiliated with the Adviser or the Fund, as well as sub-advisers that are wholly-owned subsidiaries of the Adviser or its parent company and sub-advisers that are partially-owned by, or otherwise affiliated with, the Adviser or its parent company (the “Manager-of-Managers Structure”).

As such, the Adviser has the ultimate responsibility for overseeing the Fund’s sub-advisers and recommending their hiring, termination and replacement, subject to oversight by the Board. If a new sub-adviser is hired for the Fund pursuant to the order or relief, the Fund is required to notify shareholders within 90 days. The Fund is not required to disclose the individual fees that the Adviser pays to the Sub-Adviser.

SAI

31.Staff Comment: On page 2 of the SAI, consider revising the third paragraph under the heading “Borrowing” to reflect the new requirements following the adoption of Rule 18f-4.

Response: The Trust responds by deleting the third paragraph under the heading “Borrowing.”

32.Staff Comment: On page  of the SAI under “Investment Restrictions – Fundamental Investment Restrictions,” please add fundamental restrictions regarding concentration and control.

Response: (See Appendix 3.) The Trust has added an investment restriction regarding concentration under “Fundamental Investment Restrictions. The Trust has added an investment restriction regarding control under “Non-Fundamental Investment Restrictions” as suggested.

33.Staff Comment: Under the same section, please add an explanatory note for each policy about what is permitted by Investment Company Act of 1940 for each policy.

Response: (See Appendix 3.) The Trust has expanded the disclosure regarding each investment restriction.

34.Staff Comment: Under the “Investment Restrictions – Non-Fundamental Investment Restrictions” section, please add a names rule policy and that this policy may be changed without shareholder approval upon at least 60 day prior written notice to shareholders.

Response: The Trust responds by adding the requested disclosure as follows:

“The investment policy of the Fund concerning “80% of the Fund’s net assets” may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ prior notice.”

35.Staff Comment: In the first sentence of the second paragraph of the same section, please consider revising the sentence as the phrase “of its net assets in illiquid investments that are assets.” [Emphasis added.]

Response: The Trust responds by revising the referenced sentence as shown below:

“The Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments ~~that are assets~~.”

* * * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

Appendix 1 Item 4

Summary Section

Principal Investment Strategies
The Fund primarily invests in equity securities its investment sub-adviser, Corbyn Investment Management, Inc. (“Corbyn” or the “Sub-Adviser”), believes are undervalued at the time of purchase and have the potential to provide capital appreciation, income, or a combination of both. Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of mid-sized capitalization U.S. companies (“mid cap companies”) at time of purchase which, for the purposes of the Fund, are those companies with market capitalizations similar to the market capitalizations of companies listed in the Russell Midcap® Index or the S&P MidCap 400® Index. The Fund’s equity securities investments may include common and preferred stocks of United States companies. As of May 31, 2023, the market capitalization of companies in the Russell Midcap® Index ranged from approximately $0.4 billion to $69.2 billion and the market capitalization of companies in the S&P MidCap 400® Index ranged from approximately $1.4 billion to $17.1 billion. The companies in which the Fund may invest are those the Sub-Adviser believes provide an attractive risk/reward value and are undervalued relative to historical valuations, the company’s peers, or the securities market in general. The Sub-Adviser utilizes a bottom-up, fundamental “value” investing approach. The Sub-Adviser considers several factors, including, but not limited to, a company’s market position, management quality, balance sheet strength, free cash flow generation, and industry or company-specific catalysts. The Fund invests primarily in U.S.-listed companies. The Sub-Adviser may sell a security for a variety of reasons, including, but not limited to, when the Sub-Advisor’s analysis indicates that (1) continued investment in the security no longer represents a favorable risk-reward relationship; (2) a new security is determined to have a more attractive valuation; (3) the current business, future outlook or management of a particular company’s security has deteriorated; or (4) general market conditions favor a sale.

Principal Investment Risks
In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund. The principal risks of investing in the Fund are:

•Mid-Cap Securities Risk. Equity securities of mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than equity securities of larger companies. Because these businesses frequently rely on narrower product lines and niche markets, they can suffer isolated setbacks.
•Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent months and years due to a number of economic, political and global macro factors including rising inflation, the possibility of a national or global recession, the war between Russia and Ukraine, and the impact of the ongoing coronavirus (COVID-19) global pandemic. Inflation and rapid fluctuations in inflation rates may have negative effects on the economies and securities markets of the United States and other countries. The full impact of the COVID-19 pandemic, and other epidemics and pandemics that may arise in the future, on national and global economies, individual companies and the financial markets continues to be unpredictable, may result in a high degree of uncertainty for potentially extended periods of time and may adversely affect the Fund’s performance.
•Equity Securities Risk. Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in a portfolio manager’s ability to anticipate such changes that can adversely affect the value of the Fund’s holdings.

•Value Investing Risk. A value stock may decrease in price or may not increase in price as anticipated by the portfolio manager if other investors fail to recognize the company’s value or the factors that the portfolio manager believes will cause the stock price to increase do not occur.
•Management Risk. The investment strategies, practices and risk analysis used by the Sub-Adviser may not produce the desired results.
~~•Selection Risk. The securities selected by the Sub-Adviser may underperform the markets or the securities selected by other funds with similar investment objectives and investment strategies.~~
~~•Micro- and Small-Capitalization Risk. The Fund may invest in securities of micro- and small-capitalization companies that tend to be more volatile and less liquid than securities of large-capitalization companies, which can negatively affect the Fund’s ability to purchase or sell these securities.~~
•Large Capitalization Risk. The Fund may invest in securities of larger, more established companies that may be unable to respond quickly to new competitive challenges. Large-cap companies may be unable to attain the growth rates of smaller companies, especially during extended periods of economic expansion.
•Preferred Stock Risk. Preferred stock represents an equity interest in a company that generally entitles the holder to receive dividends and a fixed share of the proceeds from the company’s liquidation. Preferred stock is subject to issuer-specific and market risk applicable generally to equity securities, and is also subject to many of the risks associated with debt securities, including interest rate risk. The value of preferred stock may decline if dividends are not paid. In certain situations an issuer may call or redeem its preferred stock or convert it to common stock. The market prices of preferred stocks are generally more sensitive to actual or perceived changes in the issuer’s financial condition or prospects than are the prices of debt securities.
~~•Illiquid Investment Risk. Certain of the Fund’s investments may be or become illiquid. An illiquid investment may be difficult to sell or value and the Fund may be unable to sell illiquid investments at the time or price it desires and could lose its entire investment in such investments. The Fund also may be required to dispose of other investments at unfavorable times or prices to satisfy its obligations, which may result in a loss or may be costly to the Fund.~~

Performance
The bar chart demonstrates the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The Average Annual Total Returns table also demonstrates these risks by showing Fund’s average annual returns for the 1-year, 5-year, 10-year, and since inception periods compare with those of a broad measure of market performance. Performance data for the classes varies based on differences in their fee and expense structures.

Effective at the close of business on August 14, 2023, Greenspring Fund, Inc. (the “Predecessor Fund”), reorganized into the Fund (the “Reorganization”). Following the Reorganization, the Fund made certain changes to its principal investment strategies. Accordingly, performance information shown prior to the close of business on August 14, 2023 is based on the Predecessor Fund’s principal investment strategies, and may not be representative of the Fund’s performance under its current principal investment strategies. Accordingly, the returns for Institutional Class shares in the bar chart and table are the returns of the Predecessor Fund. The Predecessor Fund did not offer Investor Class shares. Returns of the Investor Class shares shown in the table prior to the Reorganization reflect the returns of the Institutional Class shares, adjusted to reflect the expenses of the Investor Class. The performance returns for the Investor Class will be lower than those of the Institutional Class due to the higher expenses.

The Fund has adopted the Financial Statements of the Predecessor Fund. The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund’s website at 1-855-625-7333 (toll free).

Calendar Year Total Returns for Institutional Class
as of December 31

During the period of time shown in the bar chart, the Predecessor Fund’s highest quarterly return was 16.94% for the quarter ended December 31, 2020, and the lowest quarterly return was -26.16% for the quarter ended March 31, 2020. The Predecessor Fund’s calendar year-to-date return as of the quarter ended March 31, 2023 was 2.39%.

Average Annual Total Returns
(For the periods ended December 31, 2022)

	1 Year	5 Years	10 Years	Since Inception (July 1, 1983)
Institutional Class Shares
Return Before Taxes	-8.67%	5.47%	6.22%	8.87%
Return After Taxes on Distributions	-10.33%	3.67%	4.48%	6.66%
Return After Taxes on Distributions and Sale of Fund Shares	-3.98%	4.05%	4.59%	6.55%
Investor Class Shares(1)
Return Before Taxes	-8.90%	5.21%	5.95%	8.60%
Russell Mid Cap Index (reflects no deduction for fees, expenses, or taxes)	-17.32%	7.10%	10.96%	N/A
Russell 3000® Value Index(2) (reflects no deduction for fees, expenses, or taxes)	-7.98%	6.50%	10.16%	N/A

(1) The Investor Class returns are that of the Institutional Class prior to August 14, 2023 adjusted to reflect the expenses of the Investor Class.
(2) Effective August 14, 2023, the Russell Mid Cap Index has replaced the Russell 3000® Value Index as the Fund’s primary benchmark as the Russell Mid Cap Index is more closely aligned with the Fund’s principal investment strategies and portfolio holdings.

After-tax returns are shown only for the Institutional Class shares. After-tax returns for the Investor Class will vary from those of the Institutional Class due to the higher expenses. After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to shareholders who hold their shares through tax-deferred or other tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”). In certain cases, Return After Taxes on Distributions and Sale of Fund Shares may be higher than the other return figures for the same period when a capital loss occurs upon the redemption of Fund shares because there is an assumed tax deduction that benefits the investor.

Appendix 2 - Item 9

Investment Objective
The Fund’s primary investment objective is long-term capital appreciation.

The Fund’s investment objective may be changed without the approval of the Fund’s shareholders upon 60 days’ written notice to shareholders.

Principal Investment Strategies
The Fund primarily invests in equity securities its investment sub-adviser, Corbyn Investment Management, Inc. (“Corbyn” or the “Sub-Adviser”), believes are undervalued at the time of purchase and have the potential to provide capital appreciation, income, or a combination of both. Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of mid-sized capitalization U.S. companies (“mid cap companies”) at time of purchase which, for the purposes of the Fund, are those companies with market capitalizations similar to the market capitalizations of companies listed in the Russell Midcap® Index or the S&P MidCap 400® Index. This 80% investment policy may be changed upon at least 60 days’ prior written notice to shareholders. The Fund’s equity securities investments may include common and preferred stocks of United States companies. As of May 31, 2023, the market capitalization of companies in the Russell Midcap® Index ranged from approximately $0.4 billion to $69.2 billion and the market capitalization of companies in the S&P MidCap 400® Index ranged from approximately $1.4 billion to $17.1 billion. The companies in which the Fund may invest are those the Sub-Adviser believes provide an attractive risk/reward value and are undervalued relative to historical valuations, the company’s peers, or the securities market in general. The Sub-Adviser utilizes a bottom-up, fundamental “value” investing approach. The Sub-Adviser considers several factors, including, but not limited to, a company’s market position, management quality, balance sheet strength, free cash flow generation, and industry or company-specific catalysts. The Fund invests primarily in U.S.-listed companies.

The Fund uses a research-intensive style of analysis in which the Sub-Adviser searches the investment universe for securities which, based on its analysis, it believes are undervalued or inefficiently priced. As these securities become more “correctly” valued by the investment community, they may provide the Fund with positive returns. The Fund may purchase relatively large positions in securities that the Sub-Adviser believes are significantly undervalued.

The Fund employs a fundamental “value” investing approach when selecting the securities it purchases. Value investing generally emphasizes securities of companies whose stock prices, whether based on earnings, book value, or other financial measures, do not reflect their full economic opportunities. The Fund’s equity investments are usually in stocks that trade at prices that the Sub-Adviser believes represent discounts relative to (1) historical valuations, (2) the market valuations of peers, and/or (3) the valuations of the market as a whole. In researching investments, the Sub-Adviser focuses on the following factors:

•Free cash flow. Free cash flow measures the cash-generating capability of a company by adding certain non-cash charges (e.g., depreciation and amortization) to earnings and subtracting recurring capital expenditures. A company’s free cash flow can be used to expand or finance operations. Free cash flow can be used to benefit shareholders through growth opportunities, debt reduction, stock repurchases, and/or dividend increases.

•Financial strength. Companies that are well-capitalized and whose management teams can focus on shareholder-enhancing opportunities are more likely to be successful investments than those that need to focus on managing balance sheet structure, liquidity and meeting debt obligations.
•Management capability. The Fund seeks to invest in companies whose management teams have historically acted in the shareholders’ best interests and have managed their companies with the goal of improving shareholder value. Often, these management teams have a significant investment in their company’s stock, thus aligning their interests with those of the company’s shareholders.
•Industry and/or Company-Specific Catalysts. Investments in companies with certain tailwinds can drive fundamental improvement and shareholder value, independent of macroeconomic conditions.

Temporary Strategies; Cash or Similar Investments. For temporary defensive purposes, in response to adverse market, economic, political, or other conditions, up to 100% of the Fund’s total assets may be invested in high-quality, short-term debt securities and money market instruments. For longer periods of time, the Fund may hold a substantial cash position. These short-term debt securities and money market instruments include shares of corporate and government money market mutual funds and U.S. Government securities. Taking a temporary defensive position in cash or holding a large cash position for an extended period of time may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.

Principal Risks
Before investing in the Fund, you should carefully consider your own investment goals, the amount of time that you are willing to leave your money invested and the amount of risk that you are willing to take. In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund. ~~Information about the Fund’s objective, principal investment strategies, investment practices and principal risks appears at the beginning of this Prospectus.~~ Additional information about the investment practices of the Fund and risks pertinent to these practices is included in the Statement of Additional Information (“SAI”). ~~The information below describes in greater detail the other risks pertinent to the Fund.~~ The Fund’s principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, unless stated otherwise, regardless of the order in which it appears.

Equity Securities Risk. Publicly held corporations may raise needed cash by issuing or selling equity securities to investors. When the Fund buys the equity securities of a corporation it becomes a part owner of the issuing corporation. Equity securities may be bought on domestic stock exchanges, foreign stock exchanges, or in the over-the-counter market. There are many different types of equity securities, including (without limitation) common stocks, preferred stocks, ADRs, and real estate investment trusts.

Investors buy equity securities to make money through dividend payments and/or selling them for more than they paid. The risks involved with investing in equity securities include (without limitation):

•Changing economic conditions: Equity securities may fluctuate as a result of general economic conditions, including changes in interest rates.
•Industry and company conditions: Certain industries or individual companies may come in and out of favor with investors. In addition, changing technology and competition may make the equity securities of a company or industry more volatile.

•Security selection: A portfolio manager may not be able to consistently select equity securities that appreciate in value or anticipate changes that can adversely affect the value of the Fund’s holdings. Investments in smaller and mid-size companies may be more volatile than investments in larger companies.

Large Capitalization Risk. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in technology and consumer tastes. Many larger companies also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Large positions in a relatively small number of securities with disappointing performance will adversely affect the Fund’s performance more so than would be the case with a more diversified fund.

Management Risk. The investment strategies, practices and risk analysis used by the Sub-Adviser may not produce the desired results. The ability of the Fund to meet its investment objective is directly related to the Sub-Adviser’s investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Sub-Adviser’s research, analysis and asset allocation among portfolio securities. If the Sub-Adviser’s investment strategies do not produce the expected results, your investment could be diminished or even lost.

Various techniques can be used to increase or decrease the Fund’s exposure to changing security prices, interest rates, currency exchange rates, commodity prices or other factors that affect security values. These techniques may involve derivative transactions such as buying and selling futures contracts and options on futures contracts, entering into foreign currency transactions (such as foreign currency forward contracts and options on foreign currencies) and purchasing put or call options on securities and securities indices.

These practices can be used in an attempt to adjust the risk and return characteristics of the Fund’s portfolio of investments. For example, to gain exposure to a particular market, the Fund may be able to purchase a futures contract with respect to that market. The use of such techniques in an attempt to reduce risk is known as “hedging.” If the Sub-Adviser judges market conditions incorrectly or employs a strategy that does not correlate well with the Fund’s investments, these techniques could result in a loss, which in some cases may be unlimited, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the Fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.

Mid-Capitalization Risk. The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, public health, cyber, or economic developments than securities of large-capitalization companies. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large capitalization stocks or the stock market as a whole. Some medium capitalization companies have limited product lines, markets, financial resources, and management personnel and tend to concentrate on fewer geographical markets relative to large-capitalization companies.

Newer Adviser Risk. The Adviser registered with the SEC in July 2021 and has managed mutual funds since March 2022. Mutual funds and their advisers are subject to restrictions and limitations imposed by the 1940 Act and the Internal Revenue Code. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the newly-formed Adviser and the Adviser may not achieve the intended result in managing the Fund.

Recent Market Events Risk. U.S. and international markets have experienced volatility in recent months and years due to a number of economic, political and global macro factors, including rising inflation, the possibility of a national or global recession, the war between Russia and Ukraine and the impact of the coronavirus (COVID-19) global pandemic. Inflation and rapid fluctuations in inflation rates may have negative effects on the economies and securities markets of the United States and other countries. Uncertainties regarding interest rates, political events, rising government debt in the U.S. and trade tensions have also contributed to market volatility. As a result of increased volatility, securities markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, and increased likelihood of default and valuation difficulties.

In addition, global economies and financial markets are increasingly interconnected, which increases the possibility that conditions in one country or region might adversely impact issuers in a different country or region. In particular, a rise in protectionist trade policies, slowing global economic growth, risks associated with epidemic and pandemic diseases, the risk of trade disputes, and the possibility of changes to some international trade agreements, could affect the economies of many nations, including the United States, in ways that cannot necessarily be foreseen at the present time. Continuing market volatility as a result of recent market conditions or other events may have adverse effects on your account.

Preferred Stock Risk. Preferred stock represents an equity interest in a company that generally entitles the holder to receive dividends and a fixed share of the proceeds from the company’s liquidation. Preferred stock is subject to issuer-specific and market risk applicable generally to equity securities, and is also subject to many of the risks associated with debt securities, including interest rate risk. The value of preferred stock may decline if dividends are not paid. In certain situations an issuer may call or redeem its preferred stock or convert it to common stock. The market prices of preferred stocks are generally more sensitive to actual or perceived changes in the issuer’s financial condition or prospects than are the prices of debt securities.

Value Investing Risk. The Fund may invest in companies that may not be expected to experience significant earnings growth in the immediate future, but whose securities the Sub-Adviser believes are selling at a price lower than their true value. “Value stocks” may have experienced adverse business developments or may be subject to special risks that have caused their securities to be out of favor. The principal risk of investing in value stocks is that they may never reach what the Fund’s Sub-Adviser believes is their full value or that they may go down in value. If the Sub-Adviser’s assessment of a company’s prospects is wrong, or if the market does not recognize the value of the company, the price of that company’s stocks may decline or may not approach the value that the Sub-Adviser anticipates.

~~Selection Risk. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the market as a whole. Although the Fund’s Sub-Adviser invests in companies it considers undervalued relative to historical valuations, their peers, the general stock market or their values as private companies, there is a risk that the value of these securities may decline or may not reach what the Sub-Adviser believes are their full value. In addition, there is the risk that securities judged to be undervalued may actually be appropriately priced or overvalued.~~

~~Micro- and Small-Capitalization Risk. Investments in securities of micro- and small-capitalization companies may involve greater risks than investments in larger, more established issuers because they generally are more vulnerable than larger companies to adverse business or economic developments. Such companies generally have narrower product lines, more limited financial resources and more limited~~

~~markets for their stock as compared with larger companies. Their securities may be less well-known and trade less frequently and in limited volume compared with the securities of larger companies.~~

~~Illiquid Investment Risk. Judgment plays a greater role in pricing illiquid investments than it does in pricing investments having more active markets and there is a greater risk that the investments may not be sold for the price at which the Fund is carrying them.~~

Appendix 3 - Investment Restrictions

Fundamental Investment Restrictions
The following investment restrictions have been adopted by the Trust with respect to the Fund. Except as otherwise stated, these investment restrictions are “fundamental” policies. A “fundamental” policy is defined in the 1940 Act to mean that the restriction cannot be changed without the vote of a “majority of the outstanding voting securities” of the Fund. A majority of the outstanding voting securities is defined in the 1940 Act as the lesser of (a) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (b) more than 50% of the outstanding voting securities.

The Fund:

1.May issue senior securities to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules or regulations.
2.May borrow money to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules or regulations.
3.May lend money to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules or regulations.
4.May underwrite securities to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules or regulations.
5.May purchase and sell commodities to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules or regulations.
6.May purchase and sell real estate to the extent permitted by the Investment Company Act of 1940, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules or regulations.
7.May with respect to 75% of its total assets, invest no more than 5% of its total assets in securities of a single issuer or hold no more than 10% of the voting securities of such issuer.

8.May not purchase any securities which would cause more than 25% of its total assets at the time of such purchase to be concentrated in the securities of issuers engaged in any one industry.
With respect to the fundamental policy relating to issuing senior securities set forth above, “senior securities” are defined as fund obligations that have a priority over the fund’s shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act prohibits a fund from issuing senior securities, except that the fund may borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose. A fund also may borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a fund can increase the speculative character of the fund’s outstanding shares through leveraging. Leveraging of the Fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the Fund’s net assets remain the same, the total risk to investors is increased to the extent of the Fund’s gross assets. The policy above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

With respect to the fundamental policy relating to borrowing money set forth above, the 1940 Act permits a fund to borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose, and to borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes. (A fund’s total assets include the amounts being borrowed.) To limit the risks attendant to borrowing, the 1940 Act requires a fund to maintain an “asset coverage” of at least 300% of the amount of its borrowings, provided that in the event that the fund’s asset coverage falls below 300%, the fund is required to reduce the amount of its borrowings so that it meets the 300% asset coverage threshold within three days (not including Sundays and holidays). Asset coverage means the ratio that the value of a fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings, and thus subject to the 1940 Act restrictions. Borrowing money to increase portfolio holdings is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period. Currently, the Fund does not have any intention of borrowing money for leverage. The policy above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to the fundamental policy relating to lending set forth above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) While lending securities may be a source of income to the Fund, as with other extensions of credit, there are risks of delay in recovery or even loss of rights in the underlying securities should the borrower fail financially. However, loans would be made only when the Fund’s Sub-Adviser believes the income justifies the attendant risks. The Fund also will be permitted by this policy to make loans of money, including to other funds. The Fund would have to obtain exemptive relief from the SEC to make loans to other funds. The policy above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to underwriting set forth above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, the 1940 Act permits a fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the fund’s underwriting commitments, when added to the value of the fund’s investments in issuers where the fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the 1933 Act. Under the 1933 Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the 1933 Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the 1933 Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the 1933 Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the 1933 Act.

With respect to the fundamental policy relating to commodities set forth above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). However, a fund is limited in the amount of illiquid assets it may purchase. To the extent that investments in commodities are considered illiquid, an SEC rule limits a fund’s purchases of illiquid securities to 15% of net assets. If the Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.

With respect to the fundamental policy relating to real estate set forth above, the 1940 Act does not prohibit a fund from owning real estate; however, a fund is limited in the amount of illiquid assets it may purchase. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. To the extent that investments in real estate are considered illiquid, an SEC rule limits a fund’s purchases of illiquid securities to 15% of net assets. The policy above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to concentration set forth above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries or groups of industries.

The Fund’s fundamental policies will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

Any restriction on investments or use of assets, including, but not limited to, market capitalization, geographic, rating and/or any other percentage restrictions, set forth in this SAI or the Fund’s Prospectus shall be measured only at the time of investment, and any subsequent change, whether in the value, market capitalization, rating, percentage held or otherwise, will not constitute a violation of the restriction, other than with respect to investment restriction above related to borrowings by the Fund.

In addition, the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments.

Non-Fundamental Investment Restrictions
The following non-fundamental investment restrictions are applicable to the Fund. These restrictions can be changed by the Board of Trustees, but the change will only be effective after 60 days’ prior written notice is given to shareholders of the Fund.

1.The Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments ~~that are assets~~.

2.Except with respect to the limitations on borrowing and acquisitions of illiquid investments, if the Fund is in compliance with a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus at the time that a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation.

3.The Fund may not invest in any issuer for purposes of exercising control or management.

4.The investment policy of the Fund concerning “80% of the Fund’s net assets” may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ prior notice.

~~Investments in any other investment companies in which the Fund may invest have adopted their own investment policies, which may be more or less restrictive than those listed above, thereby allowing the Fund to participate in certain investment strategies indirectly that are prohibited under the fundamental and non-fundamental investment policies listed above.~~